SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2004

Prana Biotechnology Limited
(Name of Registrant)

Level 1, 100 Dorcas Street, South Melbourne, Victoria 3205 Australia
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F |X|      Form 40-F |_|

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_|      No |X|

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

        This Form 6-K is being incorporated by reference into the Registrant’s Form F-3 Registration Statement File No. 333-116232

PRANA BIOTECHNOLOGY LTD

6-K Items

1.	PRANA BIOTECHNOLOGY APPOINTS U.S. BASED CEO

Item 1

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED (Registrant)

By	/s/ Geoffrey Kempler
Geoffrey Kempler, Executive Chairman

Date: August 6, 2004

PRANA BIOTECHNOLOGY APPOINTS U.S. BASED CEO

Melbourne, Australia – August 6, 2004: Prana Biotechnology Limited (NASDAQ: PRAN, ASX: PBT), today announced the appointment of Board Member, Dr. Jonas Alsenas to the position of chief executive officer effective immediately.

“The decision to appoint a U.S. based CEO, and someone with Jon’s background, is a step in the company’s progression to internationalize the company’s scope,” Geoffrey Kempler, Executive Chairman stated. “Jon has the drive, management skills, knowledge and ability to balance and prioritize our research and development opportunities. At this point in the company’s development we recognize the opportunity to expand our executive capabilities, particularly to encompass an increasing amount of US based business activities, and Jon is a perfect candidate,” Mr. Kempler stated.

In his role as CEO, Dr. Alsenas, who will be based in Connecticut, will lead the strategic direction of the company, focusing on the future, and creating, building and executing an aggressive business plan. He will work with the medical community, biotechnology and pharmaceutical companies, CRO’s, the FDA and academic collaborators.

“I am tremendously excited by this opportunity,” Dr. Alsenas commented. “I have known Prana as an investor and a board member. I have come to value and appreciate the innovative science and existing management team. My role will be to leverage and build on the company’s world-class scientific capabilities by identifying commercial and financial opportunities.”

“One of the major attractions of Prana is the fact that its drugs have a unique mechanism of action targeting the underlying pathology of several extremely important neurodegenerative diseases, such as Alzheimer’s Disease and Parkinson’s Disease. In addition, we already have exciting early efficacy data that puts us into a select class of biotechnology companies.” Dr. Alsenas added.

Prana recently concluded a $20 million financing with leading US healthcare investors. The company has a strong scientific foothold in the US market through its partnership with founding scientists Professor Ashley Bush, PhD and Professor Rudolph Tanzi, PhD at Massachusetts General Hospital at Harvard Medical School, and in Australia with Professor Colin Masters at the University of Melbourne and Mental Health Research Institute.

About Prana

Prana is a Melbourne-based biotechnology established in 1997 to commercialize research into Alzheimer’s disease and other major age-related degenerative disorders (Nasdaq: PRAN; ASX: PBT). Prana’s technology was discovered by the company’s researchers at prominent international institutions including Massachusetts General Hospital at Harvard Medical School, the University of Melbourne and the Mental Health Research Institute in Melbourne. For more information about Prana, please visit www.pranabio.com.

This press release contains “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the Company’s business strategy and future plans of operation. Forward-looking statements involve known and unknown risks and uncertainties; both general and specific to the matters discussed in this press release. These and other important factors, including those mentioned in various Securities and Exchange Commission filings made by the Company, may cause the Company’s actual results and performance to differ materially from the future results and performance expressed in or implied by such forward-looking statements. The forward-looking statements contained in this press release speak only as of the date hereof and the Company expressly disclaims any obligation to provide public updates, revisions or amendments to any forward-looking statements made herein to reflect changes in the Company’s expectations or future events.

Contact Info:

Jonas Alsenas, CEO of Prana	Ivette Almeida, Media Relations	Rachel Levine, Investor Relations
203-328-3097	212-983-1702 ext. 209	212-983-1702 ext. 207
jalsenas@pranabio.com	Ivette.almeida@annemcbride.com	rlevine@annemcbride.com